Exhibit 97.1
GE Vernova Inc.

Pursuant to Rule 10D-1 under the Securities Exchange Act of 1934 CLAWBACK POLICY
This policy (“Policy”) is being adopted to be effective as of the date that GE Vernova Inc. (the “Company”) has a class of securities listed on a national securities exchange or a national securities association or such earlier date as may be required by the listing standards adopted by the New York Stock Exchange.
Recoupment of Incentive-Based Compensation

It is the policy of the Company that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

Policy Administration and Definitions

This Policy is administered by the Company’s Board of Directors or, if so designated, a committee thereof (collectively, the “Board”), subject to ratification by the independent members of the Board of Directors with respect to application of this Policy to the Company’s Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

For purposes of this Policy:

“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after the date that the Company has a class of securities listed on a national securities exchange or a national securities association or such earlier date as may be required by the listing standards adopted by the New York Stock Exchange, and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.

Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.

“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

If the Board determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Board will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. Any determinations made by the Board under this Policy shall be final and binding on all affected individuals.

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy (including the Company’s Governance Principles), any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not (i) indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy or (ii) pay or reimburse a Covered Executive for any insurance premiums on any insurance policy obtained by Covered Executive to protect against the forfeiture or recovery of any compensation pursuant to this Policy.
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